SEC FILE NUMBER
001-34056
CUSIP NUMBER
92531L207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Verso Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

8540 Gander Creek Drive

Address of Principal Executive Office (Street and Number)

Miamisburg, Ohio 45342

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Verso Corporation (“Verso”) is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Form 10-Q”), without unreasonable effort and expense. In the course of preparing the Form 10-Q, Verso identified certain adjustments necessary to correct deferred tax assets associated with property, plant and equipment and pension obligation in a prior period. Verso believes these corrections are immaterial to previously issued financial statements. However, Verso requires additional time to finalize the necessary accounting corrections and prepare appropriate disclosure for the Form 10-Q. It is expected that the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date of the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Allen Campbell	(937)	242-9126
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 9, 2020, Verso issued an earnings release with respect to the fiscal quarter ended September 30, 2020, and included a copy of such earnings release in its Current Report on Form 8-K furnished to the Securities and Exchange Commission on November 9, 2020. Certain information about Verso’s financial results for the fiscal quarter ended September 30, 2020 compared to the comparable prior year period is included in such earnings release.

Verso Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2020	By:	/s/ Allen J. Campbell
Allen J. Campbell Senior Vice President and Chief Financial Officer